                                                                                  Exhibit 12


                      UNITED TELEPHONE COMPANY OF FLORIDA
              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                 (In Thousands)
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                                    Three Months Ended                Nine Months Ended
                                      September 30,                     September 30,
                                  --------------------              -------------------
                                    1994          1993               1994           1993
                                    ----          ----               -----          ----
                                       (Unaudited)                       (Unaudited)

Income before extraordinary     $ 22,037     $  14,795 (1)     $    84,612     $   46,021 (1)
  item
Capitalized interest                (202)          (76)               (466)          (270)
Income tax provision              12,159         8,055              48,289         22,632
                                  ------        ------             -------         ------
Subtotal                          33,994        22,774             132,435         68,383
                                  ------        ------             -------         ------
Fixed charges:
   Interest charges                8,975         8,733              26,274         27,784
   Interest factor of operating
     rents                           844           675               2,457          2,005
                                   -----         -----              ------         -------
Total fixed charges                9,819         9,408              28,731         29,789
                                   -----         -----              ------         ------
Earnings, as adjusted      $      43,813   $    32,182        $    161,166    $    98,172
                                  ======        ======             =======         ======

Ratio of earnings to fixed charges  4.46          3.42 (2)            5.61           3.30 (2)
                                    ====          ====                ====           ====


(1) Net income for the three and nine months ended September 30, 1993, reflects a reduction of approximately $6.8 million and $28.5 million, respectively, resulting from the portion of the Sprint/Centel merger and integration costs attributable to the Company.  In the absence of recognition of such costs, net income would have been $21.6 million for the three months period and $74.5 million for the nine month period.

(2) In the absence of the company's recognition of $53 million of nonrecurring charges related to the Sprint/Centel merger, the ratio of earnings to fixed charges would have been 4.60 for the three months ended and 4.83 for the nine months ended September 30, 1993.


NOTE:  The above ratios have been computed by dividing fixed charges into the sum of (a) income before extraordinary item less capitalized interest included in income,
(b) income taxes, and (c) fixed charges.  Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the interest factor of operating rents.
                                           -14-
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